EXHIBIT 20.5



                           A&A TO SELL ALEXSIS SUBSIDIARY

                           AS PART OF RESTRUCTURING PROGRAM



          NEW YORK, January 16 -- Alexander & Alexander Services Inc. (A&A)

          has entered into a definitive agreement to sell Alexsis, its third party administrator subsidiary, to CNA Financial

          Corporation's Continental Casualty subsidiary for approximately

          $45 million in cash.

               The transaction, subject to regulatory approval, is expected to close in March.  When completed, A&A expects to record a pre-

          tax gain of approximately $30 million.

               Alexsis is one of the three largest U.S. property-casualty third party administrators, with 1,300 employees and 60 offices.

          It had 1994 revenues of more than $100 million.  Alexsis

          specializes in claims services, self-insurance administration,

          loss control services, and workers' compensation excess insurance broking.

               A&A had previously indicated its intent to sell certain non-

          core businesses as part of the Company's restructuring program.

          Proceeds will be used for general

          corporate purposes, including other restructuring initiatives.

          As announced in October, A&A's combined restructuring and other charges will result in a significant loss for the fourth quarter of 1994 and the full year.






















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               Alexander & Alexander Services Inc. [NYSE: AAL] is a global organization of professional advisers providing risk management,

          insurance brokerage and human resource management consulting services from offices in more than 80 countries.
































































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